

SECURIT   17005067   ᴊ
SEC
Mail Processing
Section
FEB 2 4 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16750

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __1/01/16__ AND ENDING __12/31/16__
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEI SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 EAST SEVENTH STREET, SUITE 1300

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH PETERSEN/ROBERT P JOHNSON   651—227—7333

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY PLLP

(Name – if individual, state last, first, middle name)

7500 FLYING CLOUD DR., SUITE 800	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant
☐   Public Accountant
☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARNI NYGARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEI SECURITIES, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

As Authorized Signatory for
Robert P. Johnson, President

Signature

CHIEF INVESTMENT OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statements of Financial Condition.
- ☒ (c) Statements of Income (Loss).
- ☒ (d) Statements of Changes in Financial Condition.
- ☒ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. (Statement of Operations & Retained Earnings)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (1)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (1)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (1)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable.



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of AEI Securities, Inc.

We have audited the accompanying statements of financial condition of AEI Securities, Inc. as of December 31, 2016, and 2015 and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the AEI Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEI Securities, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audits of AEI Securities, Inc.'s financial statements. The supplemental information is the responsibility of the AEI Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 27, 2017

AEI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2016	December 31, 2015
Assets:		
Cash	$ 581,967	$ 473,712
Receivable from Related Companies	9,099	10,125
Prepaid Expenses	2,645	2,550
Total Assets	$ 593,711	$ 486,387

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2016	December 31, 2015
Liabilities:		
Commissions Payable	$ 33,749	$ 59,317
Payable to Related Companies	14,569	9,420
Total Liabilities	48,318	68,737
Commitments and Contingencies	0	0
Stockholder's Equity:		
Common Stock, no par value;		
2,500 shares authorized, issued and outstanding	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	495,393	367,650
Total Stockholder's Equity	545,393	417,650
Total Liabilities and Stockholder's Equity	$ 593,711	$ 486,387

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

OPERATIONS

| | Year Ended December 31 | |
	2016	2015
Revenues:		
Commissions	$ 2,534,268	$ 2,151,423
Interest	1,164	1,176
Total Revenues	2,535,432	2,152,599
Expenses:		
Commissions Reallowed	2,293,907	1,945,157
General and Administrative	13,782	15,110
Total Expenses	2,307,689	1,960,267
Net Income	227,743	192,332

RETAINED EARNINGS

	2016	2015
Balance, beginning of year	367,650	325,318
Distributions to Stockholder	(100,000)	(150,000)
Balance, end of year	$ 495,393	$ 367,650

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENTS OF CASH FLOWS

| | Year Ended December 31 | |
	2016	2015
Cash Flows from Operating Activities:		
Net Income	$ 227,743	$ 192,332
Adjustments to Reconcile Net Income		
To Net Cash Provided by Operating Activities:		
(Increase) Decrease in Receivable		
from Related Companies	1,026	(123)
Increase in Prepaid Expenses	(95)	0
Decrease in Commissions Payable	(25,568)	(14,159)
Increase (Decrease) in Payable to Related Companies	5,149	(724)
Total Adjustments	(19,488)	(15,006)
Net Cash Provided By		
Operating Activities	208,255	177,326
Cash Flows from Financing Activities:		
Distributions to Stockholder	(100,000)	(150,000)
Net Increase in Cash	108,255	27,326
Cash, beginning of year	473,712	446,386
Cash, end of year	$ 581,967	$ 473,712

The accompanying Notes to Financial Statements are an integral part of this statement

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. ("Company") is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a wholly owned subsidiary of AEI Capital Corporation ("ACC"). Robert P. Johnson is President of the Company and is the President and majority stockholder of ACC. Mr. Johnson is also the sole stockholder and President of AEI Fund Management, Inc., which provides management services to the Company.

The Company's major source of income is commissions earned on the sale of units in limited partnerships that have been organized by Mr. Johnson and affiliated entities. Revenue is recognized when the proceeds from the sale of units are accepted by the limited partnerships.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash Concentrations of Credit Risk

The Company's cash is deposited in one financial institution and at times during the year it may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements. Primarily due to the S Corporation tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company was reimbursed for certain general and administrative costs by limited partnerships whose offerings were underwritten by the Company. In 2016 and 2015, these reimbursements totaled $61,073 and $97,102, respectively. These costs consisted of license fees, broker bond insurance, FINRA filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker-dealer with FINRA.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater. As of December 31, 2016 and 2015, the Company had adjusted net capital of $533,649 and $404,975, respectively, which exceeded the required adjusted net capital by $528,649 and $399,975, respectively. As of December 31, 2016 and 2015, the ratio of aggregate indebtedness to net capital was .09 to 1 and .17 to 1, respectively.

(4) Subsequent Events –

The Company has evaluated subsequent events through February 23, 2017, the date that the financial statements were available to be issued. Subsequent events, if any, were disclosed in the appropriate note in the Notes to Financial Statements.

AEI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES & EXCHANGE COMMISSION
DECEMBER 31, 2016

Total Assets	$	593,711
Less – Aggregate Indebtedness		48,318
Unadjusted Capital		545,393
Adjustments:		
Receivable from Related Companies		(9,099)
Prepaid Expenses		(2,645)
Adjusted Net Capital	$	533,649
Ratio of Aggregate Indebtedness to Adjusted Net Capital		0.09:1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in AEI Securities, Inc.'s unaudited December 31, 2016 Part IIA FOCUS filing. There were no material inadequacies found to exist or to have existed since the previous audit.

AEI SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AND THE COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS
OF THE SECURITIES & EXCHANGE COMMISSION
DECEMBER 31, 2016

AEI Securities, Inc. is exempt from Rule 15c3-3 as it does not carry customer funds or securities. Thus, no reconciliation is necessary.

AEI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES & EXCHANGE COMMISSION
DECEMBER 31, 2016

AEI Securities, Inc. is exempt from Rule 15c3-3 under Subparagraph k(2)(i) as it does not possess, control or otherwise hold customer funds or securities.

See Report of Independent Registered Public Accounting Firm



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of AEI Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AEI Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which AEI Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) AEI Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. AEI Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AEI Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 27, 2017



AEI SECURITIES, INC.
EXEMPTION REPORT

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", AEI Securities, Inc. (the "Company"), states that to the best of its knowledge and belief:

1. The Company claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i) from January 1, 2016 – December 31, 2016.

2. The Company has met the identified exemption provisions under Rule 15c3-3 for this period without exception.

AEI SECURITIES, INC.

I, Marni Nygard, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Marni Nygard
Chief Investment Officer
As Authorized Signatory for,
Robert P. Johnson, President

February 27, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM
X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] .2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER	SEC. FILE NO.
AEI SECURITIES, INC. [13]	8-16750 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

FIRM ID NO.

6158 [15]

1300 WELLS FARGO PLACE, 30 SEVENTH STREET EAST [20]

FOR PERIOD BEGINNING (MM/DD/YY)

(No. and Street)

10/01/16 [24]

AND ENDING (MM/DD/YY)

ST. PAUL [21] MN [22] 55101-4901 [23]   12/31/16 [25]

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT(Area code) - Telephone No.

ROBERT JOHNSON [30]   (651) 227-7333 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]   [33]

[34]   [35]

[36]   [37]

[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of February 20 17

Manual Signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) Its Authorized Signatory for
Principal Financial Officer or Partner

3) Robert P. Johnson, President
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

BROKER OR DEALER					
AEI SECURITIES, INC.	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/16   99

SEC FILE NO. 8-16750   98

Consolidated   198

Unconsolidated   X   199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash .... $	581,967	200		$	581,967	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	9,099	600	9,099	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities........................		418				
B. Debt securities............................		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ 150						
B. Other securities $ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ 170						
B. Other securities $ 180						
8. Memberships in exchanges:						
A. Owned, at market $ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		490		680		920
11. Other assets		535	2,645	735	2,645	930
12. Total Assets .... $	581,967	540	$ 11,744	740	$ 593,711	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/16

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	33,749 [1115]	[1305]	33,749 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	14,569 [1205]	[1385]	14,569 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 48,318 [1230]	$ [1450]	$ 48,318 [1760]

Ownership Equity

21. Sole proprietorship	$	[1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		12,500 [1792]
C. Additional paid-in capital		37,500 [1793]
D. Retained earnings		495,393 [1794]
E. Total		545,393 [1795]
F. Less capital stock in treasury	(	) [1796]
24. TOTAL OWNERSHIP EQUITY	$	545,393 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	593,711 [1810]

OMIT PENNIES

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/16

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 545,393 [3480]

2. Deduct ownership equity not allowable for Net Capital .... (   ) [3490]

3. Total ownership equity qualified for Net Capital ....   545,393 [3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors   allowable in computation of net capital ....   [3520]

    B. Other (deductions) or allowable credits (List) .... [3525]

5. Total capital and allowable subordinated liabilities .... $ 545,393 [3530]

6. Deductions and/or charges:

    A. Total non-allowable assets from

       Statement of Financial Condition (Notes B and C) .... $ 11,744 [3540]

    B. Secured demand note deficiency ....   [3590]

    C. Commodity futures contracts and spot commodities-

       proprietary capital charges ....   [3600]

    D. Other deductions and/or charges ....   [3610] (11,744) [3620]

7. Other additions and/or allowable credits (List) .... [3630]

8. Net Capital before haircuts on securities positions .... $ 533,649 [3640]

9. Haircuts on securities (computed, where appliicable,

    pursuant to 15c3-1(f)) :

    A. Contractual securities commitments .... $ [3660]

    B. Subordinated securities borrowings ....   [3670]

    C. Trading and investment securities:

       1. Exempted securities ....   [3735]

       2. Debt securities ....   [3733]

       3. Options ....   [3730]

       4. Other securities ....   [3734]

    D. Undue concentration ....   [3650]

    E. Other (List) ....   [3736] (   ) [3740]

10. Net Capital .... $ 533,649 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/16

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 3,221 [3756]
12. Minimum dollar net capital requirement of reporting broker   or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ 5,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 528,649 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line   12 .... $ 527,649 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial   Condition .... $ 48,318 [3790]
17. Add:
   A. Drafts for immediate credit .... $ _____ [3800]
   B. Market value of securities borrowed for which no
      equivalent value is paid or credited .... $ _____ [3810]
   C. Other unrecorded amounts (List) .... $ _____ [3820] $ _____ [3830]
19. Total aggregate indebtedness .... $ 48,318 [3840]
20. Percentage of aggregate indebtedness to net capital (line   19 divided by line 10) .... % 9.05 [3850]
21. Percentage of debt to debt-equity total computed in   accordance with Rule 15c-3-1(d) ...... % 0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula   for Reserve Requirements pursuant
   to Rule 15c3-3 prepared as of the date of net capital   computation including both
   brokers or dealers and consolidated subsidiaries' debits .... $ _____ [3870]
23. Minimum dollar net capital requirement of reporting broker   or dealer and minimum net capital
   requirement of subsidiaries computed in accordance with Note   (A) .... $ _____ [3880]
24. Net capital requirement (greater of line 22 or 23) .... $ _____ [3760]
25. Excess net capital (line 10 less 24) .... $ _____ [3910]
26. Net capital in excess of the greater of:
   5% of combined aggregate debit items or 120% of minimum net   capital requirement .... $ _____ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by   adding the minimum dollar net capital requirement
   of the reporting broker dealer and, for each subsidiary to be   consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits   if alternative method is used.

(B) Do not deduct the value of securities borrowed under   subordination agreements or secured demand notes
   covered by subordination agreements not in satisfactory form   and the market values of the memberships in
   exchanges contributed for use of company (contra to item 1740)   and partners' securities which were
   included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5,   respondent should provide a list of material
   non-allowable assets.

BROKER OR DEALER
AEI SECURITIES, INC.

For the period (MMDDYY) from 10/01/16 [3932] to 12/31/16 [3933]

Number of months included in this statement   3   [3931]

REVENUE   STATEMENT OF INCOME (LOSS)

1. Commissions:

a. Commissions on transactions in exchange listed equity   securities executed on an exchange   .... $ _____ [3935]

b. Commissions on listed option transactions   .... _____ [3938]

c. All other securities commissions   .... _____ [3939]

d. Total securities commissions   .... _____ [3940]

2. Gains or losses on firm securities trading accounts

a. From market making in options on a national securities   exchange   .... _____ [3945]

b. From all other trading   .... _____ [3949]

c. Total gain (loss)   .... _____ [3950]

3. Gains or losses on firm securities investment accounts   .... _____ [3952]

4. Profits (losses) from underwriting and selling groups   .... 787,370 [3955]

5. Revenue from sale of investment company shares   .... _____ [3970]

6. Commodities revenue   .... _____ [3990]

7. Fees for account supervision, investment advisory and   administrative services   .... _____ [3975]

8. Other revenue   .... 310 [3995]

9. Total revenue   .... $ 787,680 [4030]

EXPENSES

10. Salaries and other employment costs for general partners   and voting stockholder officers   .... _____ [4120]

11. Other employee compensation and benefits   .... _____ [4115]

12. Commissions paid to other brokers-dealers   .... 700,393 [4140]

13. Interest expense   .... _____ [4075]

a. Includes interest on accounts subject to subordination   agreements   .... _____ [4070]

14. Regulatory fees and expenses   .... _____ [4195]

15. Other expenses   .... 6,172 [4100]

16. Total expenses   .... $ 706,565 [4200]

NET INCOME

17. Net Income (loss) before Federal income taxes and items   below (Item 9 less Item 16)   .... $ 81,115 [4210]

18. Provision for Federal income taxes (for parent only)   .... _____ [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries   not included above   .... _____ [4222]

a. After Federal income taxes of   .... _____ [4238]

20. Extraordinary gains (losses)   .... _____ [4224]

a. After Federal income taxes of   .... _____ [4239]

21. Cumulative effect of changes in accounting principles   .... _____ [4225]

22. Net income (loss) after Federal income taxes and   extraordinary items   .... $ 81,115 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal   Income taxes and extraordinary items   .... 17,218 [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC.

For the period (MMDDYY) from   10/01/16   to   12/31/16

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 464,278 [4240]

   A. Net income (loss) .... 81,115 [4250]

   B. Additions (includes non-conforming capital of .... $ _____ [4262]) _____ [4260]

   C. Deductions (includes non-conforming capital of .... $ _____ [4272]) _____ [4270]

2. Balance, end of period (from item 1800) .... $ 545,393 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ _____ [4300]

   A. Increases .... _____ [4310]

   B. Decreases .... _____ [4320]

4. Balance, end of period (from item 3520) .... $ _____ [4330]

OMIT PENNIES

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/16

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below   the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable   annuities only) $_____ 4550

B. (k) (2) (i) - "Special Account for the Exclusive   Benefit of customers" maintained   X   4560

C. (k) (2) (ii) - All customer transactions cleared through   another broker-dealer on a fully disclosed basis.

   Name(s) of Clearing Firm(s) - Please separate multiple names   with a semi-colon

   _____ 4335   _____ 4570

D. (k) (3) - Exempted by order of the Commission . . . . _____ 4580

Ownership Equity and Subordinated Liabilities maturing or   proposed to be
withdrawn within the next six months and accruals, (as defined   below),
which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ _____ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during   the six month period following the
report date, regardless of whether or not the capital   contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals   scheduled within the six month
period following the report date including the proposed   redemption of stock and payments of
liabilities secured by fixed assets (which are considered   allowable assets in the capital computation
pursuant to Rule 15c3-1(c) (2) (iv)), which could be required   by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION

   1. Equity Capital

   2. Subordinated Liabilities

   3. Accruals

   4. 15c3-1(c) (2) (iv) Liabilities



B O U L A Y

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
AEI Securities, Inc.
Saint Paul, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by AEI Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the disbursement register, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2016, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2016 supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 27, 2017

SIPC-7	**SECURITIES INVESTOR PROTECTION CORPORATION**	SIPC-7
(33-REV 7/10)	P.O. Box 92185 Washington, D.C. 20090-2185	(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
18*18*******2348***********************MIXED AADC 220
16750   FINRA   DEC
AEI SECURITIES INC
1300 WELLS FARGO PLACE 30 SEVENTH STREET EAST
SAINT PAUL MN 55101
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert P Johnson 651.227.7333

2. A. General Assessment (item 2e from page 2) $ 604

 B. Less payment made with SIPC-6 filed (exclude interest)   (204)
   7/26/16
   Date Paid

 C. Less prior overpayment applied   (-0-)

 D. Assessment balance due or (overpayment)   400

 E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   -0-

 F. Total assessment balance and interest due (or overpayment carried forward) $ 400

 G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☒
   Total (must be same as F above) $ 400

 H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AEI SECURITIES INC
(Name of Corporation, Partnership or other organization)

An Authorized Signatory for Robert P Johnson
(Authorized Signature)   President

Dated the 27th day of February, 2017.

Chief Investment Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) .... $ __2,535,432__

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

      Total additions _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):
      Commissions reallowed to participating broker-dealer from revenue associated with the sale of LP units. __2,293,907__
      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii) _____

      Total deductions __2,293,907__

2d. SIPC Net Operating Revenues $ __241,525__

2e. General Assessment @ .0025 $ __604__
      (to page 1, line 2.A.)

2

AEI
NATIONAL INCOME PROPERTY FUND VIII
$200,000,000 of Limited Partnership Units
Offering Price: $10.00 per Unit
Minimum Purchase: 2,500 Units

AEI National Income Property Fund VIII ("Fund VIII" or "Fund") will acquire, without debt, a diversified portfolio of net leased, single tenant, income-producing commercial properties that are 100% leased to major national and regional creditworthy corporate tenants. The investment goals of Fund VIII are to provide current income, capital growth potential, and comparatively lower investment risk than real estate programs that utilize leverage. The General Partner expects to actively manage the Fund's assets, which means that the Fund intends to sell properties from time to time, distribute some or all of the proceeds from the sale, and reinvest the remaining proceeds in similar properties. Not earlier than five years or later than seven years following completion of the Fund's offering phase, it will present for vote by its investors the alternative of liquidating its assets and terminating operations or continuing to operate. If the holders of a majority of the outstanding units vote to liquidate, the Fund will undertake an orderly disposition of its assets and wind up its business. If the holders of a majority of the outstanding units vote to continue its operations, then the Fund will do so, and solicit a vote by its investors on the same question in another five years. Any other undertaking for liquidation, except as described above, will require an affirmative vote of holders of at least two-thirds of the then outstanding units.

Fund VIII is offering 20,000,000 units of limited partnership interest at a price of $10.00 per unit to investors who qualify as "Accredited Investors" under federal securities laws. The General Partner may supplement this Memorandum to increase the size of the offering by up to an additional 10,000,000 units if it is oversubscribed. The price per unit is $9.35 if investors are purchasing through an investment advisor who does not receive a commission on the transaction. The minimum purchase is 2,500 units. Commission discounts for individual orders of $5,000,000 or more may be negotiated by selling group member firms. If the Fund has not received orders and payment for 100,000 units before October 31, 2014, all subscriptions will be returned to investors and the offering will be terminated. This offering will continue for 24 months from the date that initial subscription proceeds are released from escrow or until such time as the Fund is fully subscribed, although the General Partner may extend such offering period for up to 12 months.

Investors must rely upon their own examination of this Memorandum in making a decision to invest. No regulatory authority has recommended this investment and no regulatory authority has confirmed the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense. Fund VIII has not registered the sale of these units under federal or state securities laws and the units will therefore be "restricted securities" under those laws. Accordingly, investors may not be able to resell the units without registering their sale, or providing the Fund with an opinion of counsel that the sale is exempt from registration. The Fund is not required to register the units or to facilitate the development of a market in the units and does not expect a market to develop. Because of these limitations, the units may not be readily saleable or transferable and investors must, therefore, purchase them for investment and not for resale. Investors are advised to read the "Risks" detailed on Pages 7 to 12 of this Memorandum. Fund VIII believes the most significant investment risks include the following:

- Investors will not be able to evaluate properties prior to their purchase by the Fund.
- The General Partner will receive compensation from the Fund whether it operates profitably or not.
- The General Partner will be subject to conflicts of interest in managing the Fund.

- The General Partner will make all operating decisions for the Fund, including when to purchase and sell properties.
- The timing of the purchase and sale of properties may expose the Fund to changing rental rates and property prices.

Fund VIII has retained AEI Securities, Inc., an Affiliate, to act as dealer-manager for this offering. AEI Securities will endeavor to form a selling group of FINRA securities dealers to offer the units to accredited investors on a "best efforts" basis. The following table shows the net proceeds that the Fund expects to receive from this offering.

	Per Unit	Total Minimum	Total Maximum
Offering price	$ 10.00	$1,000,000	$200,000,000
Commissions	.70	70,000	14,000,000
Organization and offering costs	.50	50,000	10,000,000
Proceeds to Fund VIII	$ 8.80	$ 880,000	$176,000,000



AEI SECURITIES, INC.
1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
800-328-3519 • *aeifunds.com*